June 20, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AIS Holdings Group, Inc.

Form S-1/A

File No. 333-224927

To the men and women of the SEC:

On behalf of AIS Holdings Group, Inc., (“we”, “us”, or the “Company”), are responding to comments provided orally by SEC Staff, via telephone, with respect to the Company’s filing of its S-1/A on March 21, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: Please send any potential, future SEC comment letters to the Company’s email address here: takehiro.abe.ais@gmail.com. The Company’s phone number is +81-50-5327-4459, but for immediate assistance, the Company’s Edgar Agent, Jeffrey DeNunzio can be contacted at 401-440-9533. Jeffrey DeNunzio has the Company’s consent to field and receive calls regarding updates and status on this and any comment letters relating to this Form S-1 or amendments thereto.

SEC Comment(s) Analysis

1. Please update the financial statements and corresponding disclosures within the Form S-1/A so that they are current.

Company Response:

The Company has included herein updated financials statements and revised any corresponding disclosures.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: June 20, 2019

/s/ Takehiro Abe

Takehiro Abe

Chief Executive Officer